EXHIBIT 23

The Board of Directors
Playtex Products, Inc.:

We consent to incorporation by reference in the registration statement
(No. 33-88806) on Form S-8 of Playtex Products, Inc. of our reports dated February 6,1996, relating to the consolidated balance sheets of Playtex Products, Inc. and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of operations, redeemable preferred stock, common stock, and other stockholders' equity, and cash flows for the twelve months ended December 30,1995, December 31, 1994 and December 23, 1993 and related schedule, which reports appear or are incorporated by reference in the December 30, 1995 annual report on Form 10-K of Playtex Products, Inc, Our report refers to a change in accounting tar income taxes and post-retirement benefits other than pensions in 1993.


/s/ KPMG PEAT MARWICK LLP


Stamford, Connecticut
March 28, 1996